ANSLEY SECURITIES LLC
BALANCE SHEET
DECEMBER 31, 2015

ASSETS

Cash	$	685
Accounts Receivable		-
Investments	$	17,451
	$	18,136

MEMBER'S CAPITAL

Member's Capital	$	18,136
	$	18,136

The accompanying notes are an integral part of these financial statements.